EXHIBIT 21.1

          SUBSIDIARIES OF THREE RIVERS BANCORP, INC.


     As of the filing of this Registration Statement, Three
Rivers Bancorp, Inc. (the "Registrant") does not have any subsidiaries. Upon the consummation of the Distribution (as defined in the Registration Statement), the Registrant will have the following subsidiaries:

     1.  Three Rivers Bank and Trust Company;

     2.  TRB Financial Services Corporation; and

     3.  Community First Capital Corp.